UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

Rosetta Genomics Ltd. (the “Company”) has restated its consolidated financial statements as of December 31, 2011 to reflect that the conditions that raised substantial doubt about whether the Company would continue as a going concern no longer exist. The restated consolidated financial statements are being filed in connection with, and will be incorporated by reference into, a new shelf Registration Statement on Form F-3 that will be filed by the Company to replace the Company’s previous shelf Registration Statement on Form F-3 that expired pursuant to the SEC’s rules in November 2012.

The restated consolidated financial statements as of December 31, 2011 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Consolidated financial statements as of December 31, 2011.
99.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101#	The following materials from Exhibit 99.1 to this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

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#	Users of the XBRL data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 7, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer